SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


FORM U-3A3-1


TWELVE-MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A
HOLDING COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 UNDER RULE 3 OF
THE GENERAL RULES AND REGULATIONS UNDER THE ACT

Statement for 12-month period ending: February 29, 2000
Name of  Bank: Morgan Guaranty Trust Company of New York
Address: 60 Wall Street, New York, New York 10260-0060

Organized in the year 1864 under the laws of New York and subject to regulation or examination under the laws of the United States of America.

If this statement is submitted by a receiver, conservator, or liquidating agent, state name and status: Not Applicable

IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO
THE RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS
KNOWLEDGE AND BELIEF:

     1. The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

(i) beneficially; or

(ii) as trustee or in any fiduciary capacity other than a customary custodian relationship; or

(iii) as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes II, III or IV, or comparable loan classifications.

____________________________________________________________________________

Name of Company                           Total Owned,
and Description of                        Controlled or
Securities             Total Outstanding  Held by Bank     Nature of Holding
(a)                    (b)                (c)              (d)
____________________________________________________________________________

Columbia Energy
  Group
  -common stock           84,014,000      6,749,355        (ii)

Wisconsin Energy
  Corp.
  -common stock          117,878,000      6,027,946        (ii)

Northern States
  Power Co.
  Minnesota
  -common stock          154,196,000      6,545,850        (ii)



     2. The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III or IV or comparable loan classification:

________________________________________________________________________


                                       Voting Securities of Public-Utility
                                       or Holding Companies Pledged to
                                       Secure Such Loans

Name of Debtor                  Description of       Number of
Company        Amount of Loan   Security             Shares Pledged
(a)            (b)              (c)                  (d)
________________________________________________________________________

None.


     3.  The following tabulation identifies all
representatives of the bank on the board of directors of any public-utility or holding company, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period:

________________________________________________________________________


                                        Official Position   Official Position
Name of Company     Name of Individual  With Company        With Bank
(a)                 (b)                 (c)                 (d)
________________________________________________________________________

Consolidated Edison   Ellen V. Futter   Director            Director
  Inc.


     4. The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1 or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period:

__________________________________________________________________________


                                        Position of  Borrower      Amount of
Name of Company       Name of Borrower   with Company              Loans
(a)                   (b)               (c)                        (d)
__________________________________________________________________________

None.



     5. The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement:

________________________________________________________________________
Name of Company              Amount of Indebtedness   Form of Indebtedness
(a)                          (b)                      (c)
________________________________________________________________________

None.


     6. The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank's capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:

________________________________________________________________________


                                            Services for Which Fees
Name of Company          Amount of Fees     Were Paid
(a)                      (b)                (c)
________________________________________________________________________

None.



     7. This statement covers all foreign as well as domestic officers of this bank and its subsidiaries, except as follows: None.

March 31, 2000

[CORPORATE SEAL
of MORGAN GUARANTY               Morgan Guaranty Trust Company of New York
TRUST COMPANY OF                 (Name of Bank)
NEW YORK]

Attest:  Marion  I. Pearson /s/  By: James C.P. Berry/s/
_____________________            ____________________
Marion I. Pearson                James C.P. Berry
Vice President and Assistant     Vice President, Assistant General Counsel and
Secretary                        Assistant Secretary